Management’s Discussion & Analysis

For the three and six months ended June 30, 2017 and 2016

Q2 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) dated August 1, 2017 of Kirkland Lake Gold Ltd. (the “Company” and as defined in the section entitled “Business Overview”) contains information that management believes is relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the three and six months ended June 30, 2017 and 2016. This MD&A should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements (the “Interim Financial Statements”) and related notes as at and for the three and six months ended June 30, 2017 (“Q2 2017” and “H1 2017”, respectively) and 2016 (“Q2 2016” and “H1 2016”, respectively) and the Company’s amended audited consolidated financial statements as at and for the year ended December 31, 2016, the eight months ended December 31, 2015 and the year ended April 30, 2015, which were prepared in accordance with International Financial Reporting Standards (“IFRS”).

FORWARD LOOKING STATEMENTS

This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk and Uncertainties” and “Forward Looking Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2016. Additional information including this MD&A, Interim Financial Statements for the three and six months ended June 30, 2017, the amended audited consolidated financial statements for the year ended December 31, 2016, and the eight months ended December 31, 2015, and the year ended April 30, 2015 the Company’s Annual Information Form for the year ended December 31, 2016, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and are available online under the Kirkland Lake Gold Ltd. profile at www.sedar.com and on the Company’s website (www.klgold.com).

NON – IFRS MEASURES

Certain non-IFRS measures are included in this MD&A, including average realized gold price per ounce, operating cash costs and operating cash cost per ounce sold, all-in sustaining cost per ounce sold (“AISC”), free cash flows generated and free cash flow per share, adjusted net earnings, adjusted net earnings per share, working capital and earnings before interest, taxes, depreciation and amortization (“EBITDA”). In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a subtitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses (“G&A”); Year to Date (“YTD”); Property, Plant and Equipment (“PPE”); Gold (“Au”); Ounces (“oz”); Grams per Tonne (“g/t”); Million Tonnes (“Mt”); Tonnes (“t”); Kilometre (“km”); Metres (“m”); Tonnes per Day (“tpd”); Kilo Tonnes (“kt”); Estimated True Width (“ETW”); and Life of Mine (“LOM”).

COMPARATIVE INFORMATION

During the year ended December 31, 2016, the Company (and Kirkland Lake Gold Inc.) completed two separate business combinations: a plan of arrangement with Newmarket Gold Inc. which closed on November 30, 2016 and the acquisition of St Andrew Goldfields Ltd., which closed on January 26, 2016. The results of operations for Newmarket Gold Inc. and St Andrew Goldfields Ltd. are only included from the date of acquisition. For more information please refer to the “Business Overview” section in this MD&A.

CHANGE IN REPORTING CURRENCY

Following the business combination with Newmarket Gold Inc., the Company retrospectively changed its reporting currency from Canadian dollars to United States (“U.S.”) dollars for financial periods ending December 31, 2016 and after. See note 2 of the Company’s amended audited consolidated financial statements for the year ended December 31, 2016 filed on SEDAR for further details. All amounts are presented in U.S. dollars ("$") unless otherwise stated, and financial statement amounts for comparative periods previously presented in Canadian dollars have been restated to U.S. dollars. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars. Unless otherwise specified, all tabular amounts are expressed in thousands of U.S. dollars, except per share or per ounce amounts.

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BUSINESS OVERVIEW

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the “Company” or “Kirkland Lake Gold”) is a mid-tier, Canadian listed, gold producer with four wholly owned underground operating mines in Canada and Australia. The Company’s production profile is anchored by two high-grade, low-cost operations: the Macassa Mine (“Macassa”), located in northeastern Ontario, Canada and the Fosterville Mine (“Fosterville”) located in the state of Victoria, Australia. Kirkland Lake Gold also realizes additional gold production from its Holt Mine (“Holt”) and Taylor Mine (“Taylor”) located in northeastern Ontario. A fifth operating mine, the Cosmo Mine (“Cosmo”), which is located in the Northern Territory, Australia was moved to care and maintenance effective June 30, 2017, with the operation’s mine and mill being maintained in a state of readiness to resume production should ongoing exploration drilling succeed in identifying and delineating new sources of resources and reserves.

In addition, Kirkland Lake Gold has a pipeline of growth projects and continues to conduct extensive exploration on its land holdings in Canada and Australia. The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries in order to increase the level of mineral resources and reserves in support of future organic growth.

Kirkland Lake Gold is focused on delivering superior value for its shareholders and cultivating a position within the mining industry as a sustainable, leading low-cost gold producer. Through the advancement of its exploration and development project pipeline and by maintaining a large resource and reserve base of quality assets, Kirkland Lake Gold is focused on developing future production growth. The Company believes that the significant potential to identify new sources of production through exploration success, extending mine life at existing deposits, and utilizing excess milling capacity at each of its operations can support future organic growth to increase value for its shareholders.

On January 26, 2016, Old Kirkland Lake Gold acquired all the issued and outstanding common shares of St Andrew Goldfields Ltd. (“St Andrew”) pursuant to a plan of arrangement (the “St Andrew Arrangement”). As a result of the St Andrew Arrangement, Old Kirkland Lake Gold acquired the H olt, Holloway, and Taylor Mines (collectively, the “Holt Mine Complex”). The St Andrew Arrangement was considered a business combination under IFRS with Old Kirkland Lake Gold being the acquirer for accounting purposes.

On November 30, 2016, Kirkland Lake Gold Inc. (“Old Kirkland Lake Gold”) completed a plan of arrangement with Newmarket (the “Newmarket Arrangement”). As a result of the Newmarket Arrangement, Old Kirkland Lake Gold became a wholly-owned subsidiary of Newmarket, and Newmarket was subsequently renamed Kirkland Lake Gold Ltd. The Newmarket Arrangement was considered a business combination under IFRS with Old Kirkland Lake Gold being the acquirer for accounting purposes.

Effective December 6, 2016, Kirkland Lake Gold’s common shares began trading on the Toronto Stock Exchange (“TSX”) under the ticker symbol “KL” and began trading on the OTCQX under the symbol “KLGDF” effective January 19, 2017. Previously, Newmarket Gold Inc. (“Newmarket”) was trading on the TSX under the symbol “NMI” and on the OTCQX under the symbol “NMKTF”. The Company also has unsecured convertible debentures of Old Kirkland Lake Gold, the C$62.1 million 7.5% debentures (the “7.5% Debentures”), which trade on the TSX under the symbols KLG.DB.A and mature on December 31, 2017. The Company repaid its C$56.9 million 6% unsecured convertible debentures (the “6% Debentures”) from existing cash resources on June 30, 2017, the maturity date for the issue. Further information about Kirkland Lake Gold can be found in the Company’s regulatory filings, including the Annual Information Form for the year ended December 31, 2016, available on SEDAR at www.sedar.com and on the Company’s website at www.klgold.com.

The comparative information in this MD&A and for the Interim Financial Statements for the three and six months ended June 30, 2016 is that of Old Kirkland Lake Gold, restated to be presented in US dollars, with the results of operations of St. Andrew consolidated from the date of acquisition, being January 26, 2016.

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CONSOLIDATED FINANCIAL AND OPERATIONAL HIGHLIGHTS

The following is a summary of the Company’s financial and operational results for the three months ended June 30, 2017.

Comparisons to prior periods before November 30, 2016 do not include the Company’s Australian operations, which were added upon the completion of the Newmarket Arrangement on November 30, 2016. A more detailed analysis is provided throughout this MD&A.

Three Months Ended June 30, 2017 Highlights

•

Record quarterly gold production of 160,305 ounces was achieved in Q2 2017, a 23% increase from the previous quarter and 135% higher than the 68,338 ounces produced in Q2 2016 when consolidated production included only the Canadian operations. Production during Q2 2017 was led by Fosterville, which produced a record 77,069 ounces in Q2 2017, reflecting a 55% increase in the average mill grade, to 17.2 g/t Au from 11.1 g/t Au in Q1 2017. Macassa produced 45,699 ounces, which compared to 48,723 ounces in Q1 2017 and increased 17% from 38,929 in Q2 2016.

•

Revenue for the quarter totaled $189.9 million, 13% higher than the previous quarter and more than double the $91.7 million of revenue in Q2 2016. Gold sales totaled 151,208 ounces in Q2 2017, representing growth of 10% and 110%, respectively, from the previous quarter and Q2 2016, respectively.

•

Operating cash costs per ounce sold(1) averaged $482 in Q2 2017, a 15% improvement from Q1 2017 and 27% better than the $666 recorded in Q2 2016. The strong cost performance mainly reflected the impact of higher grades on unit production costs as well as continued progress with productivity improvement initiatives.

•

AISC per ounce sold(1) for the quarter averaged $729, which compared favourably to $873 in Q1 2017 and $991 in Q2 2016. The improvement from both prior periods reflected lower levels of operating cash costs per ounce sold, as well as reduced sustaining capital expenditures on a per ounce sold basis.

•

Earnings before interest, taxes, depreciation and amortization (“EBITDA”)(1) totaled $91.3 million, a $27.6 million or 43% increase from $63.7 million in Q1 2017 and almost triple the $31.5 million of EBITDA in Q2 2016.

•

Net earnings in Q2 2017 were $34.6 million ($0.17 per basic share), while adjusted net earnings(1) totaled $35.6 million ($0.17 per basic share). Net earnings for the quarter compared favourably to net earnings of $13.1 million ($0.06 per basic share) in Q1 2017 and $10.6 million ($0.09 per basic share) in Q2 2016. Higher revenue and improved unit operating costs more than offset the impact of increased depletion and depreciation expenses as well as significantly higher exploration spending and income tax expense in accounting for the increase in net earnings from the same period in 2016.

•

Free cash flow(1) for Q2 2017 was $44.8 million (1), a $7.6 million or 20% increase from the previous quarter and $20.5 million or 86% higher than in Q2 2016. Cash flow from operating activities totaled $71.0 million, which compared to $68.6 million in Q1 2017 and $40.3 million in Q2 2016.

•

Solid financial position: As at June 30, 2017, the Company had cash and cash equivalents of $267.4 million, an increase of $32.5 million from December 31, 2016. The increase was after the repayment from existing cash resources of C$56.8 million ($43.8 million) related to the maturity of the company’s 6% Debentures due June 30, 2017. Working capital at June 30, 2017 totaled $161.0 million, $68.7 million higher than at December 31, 2016. Working capital at the end of Q2 2017 included the full carrying value of the Company’s 7.5% Debentures which mature on December 31, 2017 (included in current liabilities).

(1)        See “Non-IFRS Measures” set out starting on page 27 of this MD&A for further details

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•

Exploration spending in Q2 2017 totaled $11.6 million, an increase of $2.3 million from Q1 2017 and $8.4 million higher than in Q2 2016. During Q2 2017, encouraging drill results were released at Macassa and Taylor in Ontario and Fosterville in Australia. At Macassa, drilling successfully extended the South Mine Complex (“SMC”) by 259 metres to the east, extended the Lower SMC Zone to depth and to the west and intersected high-grade mineralization in a newly discovered hangingwall gold system below the Lower SMC. At Taylor, new areas of gold mineralization were intersected, with the furthest being 1.8 km east of the Shaft Deposit. At Fosterville, drill results were released that continued to demonstrate the continuity of high-grade mineralization with visible gold in both the newly discovered west-dipping Swan Zone and Eagle structures in the Lower Phoenix gold system. In addition, drilling in the Harrier South gold system confirmed the increasing grade tenor of the Harrier mineral reserve at depth.

•

Dividend policy initiated: On March 29, 2017, the Company announced plans to introduce a quarterly dividend of C$0.01 per common share (C$0.04 per common share annually). The first quarterly dividend payment aggregating $1.6 million was made on July 14, 2017 to shareholders of record on June 30, 2017.

•

Normal Course Issuer Bid (“NCIB”) introduced: On May 15, 2017, the Company received acceptance from the Toronto Stock Exchange with respect to a NCIB to purchase up to 15,186,571 common shares of the Company, representing 10% of the current issued and outstanding common shares in the public float as at May 11, 2017. Purchases of common shares commenced on May 17, 2017 and can continue until May 16, 2018. During Q2 2017, a total of 1,311,700 common shares were repurchased for $11.7 million ($8.2 million paid as at June 30, 2017 with the remainder in accounts payable at quarter end). As at August 1, 2017, a total of 2,036,500 common shares had been repurchased through the NCIB.

PERFORMANCE AGAINST 2017 GUIDANCE

Following completion of the first half of 2017, the Company was on track to achieve all of the key targets included in the Company’s consolidated full-year 2017 guidance. The Company’s 2017 guidance was amended and improved on May 4, 2017 following a strong Q1 2017 performance. The target range for consolidated production for 2017 was increased from 500,000 – 525,000 ounces to 530,000 – 570,000 ounces. In addition, operating cash costs per ounce sold improved from $625 – $675 to $475 – $525, while AISC per ounce sold improved to $850 – $900 from $950 – $1,000 previously. The improvement in both production and unit cost guidance resulted from improved full-year outlooks for both Macassa and Fosterville following better-than-expected results in Q1 2017 at both mines. (For more information on the improvements to guidance announced on May 4, 2017 see the MD&A for the three months ended March 31, 2017).

2017 Guidance

	Canadian Mines			Australian Mines
($ millions unless otherwise stated)	Macassa	Holt	Taylor	Fosterville	Cosmo	Consolidated
Gold production (oz)	190,000 to 195,000	65,000 to 70,000	55,000 to 60,000	200,000 to 225,000	20,000	530,000 to 5 70,000
Operating cash costs/ounce sold (1)	$ 520 - $550	$ 670 - $725	$ 450 - $525	$ 310 - $330	$ 1,500 - $1,600	$ 475 - $ 525
AISC/ounce sold(1)						$ 850 - $ 900
Operating cash costs						$ 270 - $ 280
Royalty costs						$ 20 - $ 25
Sustaining and growth capital						$ 180 - $ 200
Exploration expenditures						$ 45 - $ 55
Corporate G&A expenses						$ 17

(1)	Operating cash cost/ounce sold and AISC/ounce sold reflect an average US$ to C$ exchange rate of 1.350 and a US$ to A$ exchange rate of 1.325
(2)	See the sections on “Forward Looking Information” and “Risk Factors” for further information and details

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H1 2017 Performance

	Canadian Mines			Australian Mines
($ millions unless otherwise stated)	Macassa	Holt	Taylor	Fosterville	Cosmo	Consolidated
Gold production (oz)	94,422	30,419	23,160	123,153	19,305	290,733
Operating cash costs/ounce sold(1)	$ 513	$ 724	$ 600	$ 274	$ 1,583	$ 521
AISC/ounce sold(1)						$ 794
Operating cash costs						$ 150.6
Royalty costs						$ 10.1
Sustaining and growth capital						$ 61.7
Exploration expenditures						$ 20.9
Corporate G&A expenses						$ 9.6

(1)          Operating Cash Costs/ounce and AISC/ounce sold reflect an average US$ to C$ exchange rate of 1.334 and a US$ to A$ exchange rate of 1.325.

Key Highlights of Year-to-date 2017 Performance Compared to Guidance

•

Gold production for H1 2017 totaled 290,733 ounces, which compared favourably to the improved full-year guidance of 530,000 – 570,000 ounces. The strong production performance in H1 2017 largely reflected record results at Fosterville due to higher than planned grades and record recoveries. Fosterville produced a total of 123,153 ounces in H1 2017 based on 285,273 tonnes milled at an average grade of 14.2 g/t Au and average recoveries of 94.3%. H1 2017 production at Fosterville compared favourably to full-year guidance for the mine of 200,000 – 225,000 ounces.

•

Operating cash costs per ounce sold in H1 2017 averaged $521, within the improved guidance range of $475 – $525 per ounce. Record results at Fosterville were the primary factor contributing to the low unit operating cash costs, with the mine’s operating cash costs per ounce sold averaging $274 in H1 2017 versus improved full-year guidance of $310 – $330. At Macassa, operating cash costs per ounce sold during H1 2017 averaged $513, which compared favourably to full-year guidance of $520 – $550. Operating cash costs per ounce sold at Taylor averaged $600 in H1 2017, higher than the target range of $450 – $525, mainly reflecting lower than planned throughput levels.

•

AISC per ounce sold averaged $794 in H1 2017, better than the improved target range of $850 to $900. Contributing to the strong performance were the impact of higher grades and low unit operating costs at Fosterville, which resulted in AISC per ounce sold for the mine of $461. AISC per ounce sold at Macassa averaged $787 in H1 2017, which also contributed to the strong consolidated H1 2017 AISC performance.

•

Operating cash costs in H1 2017 totaled $150.6 million compared to full-year 2017 guidance of $270 – $280 million, while total production costs totaled $153.5 million. Based on planned operations in the second half of 2017, including the Cosmo mine being on care and maintenance, the Company continues to target total operating costs in 2017 between $270 and $280 million.

•	Royalty costs totaled $10.1 million in H1 2017, which compared favourably to full-year 2017 guidance of $20 to $25 million.

•

Sustaining and growth capital in H1 2017 totaled $61.7 million, which compared to the full-year guidance of $180 – $200 million. Sustaining capital expenditure levels are expected to be weighted to the second half of the year, reflecting the timing of mobile equipment and critical spares procurement as well as higher anticipated rates of capital development at Macassa and Fosterville in H2 2017.

•

Exploration expenditures totaled $20.9 million compared to full-year 2017 guidance of $45 – $55 million. At June 30, 2017, the Company had a total of 24 surface and underground drills working as part of active exploration programs at its Canadian and Australian assets.

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•	Corporate G&A expenses in H1 2017 totaled $9.6 million compared to 2017 guidance of $17 million. The Company expects corporate G&A for the full year to be in line with guidance.

REVISIONS TO 2017 GUIDANCE

Based on the strong operating and financial results in H1 2017, the Company announced additional improvements to 2017 guidance on August 1, 2017. The guidance for consolidated production was increased to 570,000 – 590,000 ounces from 530,000 to 570,000 ounces previously. The improvement in production guidance follows strong results at Fosterville during the first half of the year, when mill grades exceeded expected levels by a significant margin. For the full-year, production at Fosterville is now expected to total 250,000 – 260,000 ounces compared to the previous guidance of 200,000 – 225,000 ounces. In addition, based on higher anticipated production and sales at Fosterville, guidance for operating cash costs per ounce sold at the mine for full-year 2017 has been improved to $260 – $280 compared to the previous guidance of $310 – $330. Production guidance at the Taylor mine in 2017 is revised to 50,000 – 55,000 ounces from 55,000 to 60,000 ounces based on the operation’s results during the first half of the year.

Other guidance revisions following the completion of H1 2017, include AISC per ounce sold and sustaining and growth capital. After averaging $794 in H1 2017, the full-year 2017 guidance for AISC per ounce sold is improved to $800 – $850 from the previous guidance of $850 – $900. Contributing to the improved AISC guidance is the expectation of lower than previously targeted levels of sustaining capital expenditures. The guidance for full-year 2017 sustaining and growth capital expenditures is changed to $160 – $180 million from the previous guidance of $180 – $200 million given the level of expenditures incurred in to the end of June, and expectations for capital development and equipment procurement during the second half the year.

Revised 2017 Guidance (August 1, 2017)

	New Guidance	Prior Guidance
Gold production (oz)
Consolidated	570,000 – 590,000	530,000 – 570,000
Fosterville	250,000 – 260,000	200,000 – 225,000
Taylor	50,000 – 55,000	55,000 – 60,000
Operating cash costs per ounce sold ($/oz)(1)
Fosterville	260 – 280	310 – 330
AISC per ounce sold ($/oz) (1)	800 – 850	850 – 900
Sustaining and Growth capital ($ millions)	160 – 180	180 – 200

(1)     Operating Cash Costs/ounce and AISC/ounce sold reflect an average US$ to C$ exchange rate of 1.32 and a US$ to A$ exchange rate of 1.31.

LONGER-TERM OUTLOOK

Kirkland Lake Gold is focused on growing shareholder value by maintaining a strong foundation of quality gold production, cash flow generation and reinvestment in high-grade gold assets located in Canada and Australia. The Company believes that extensive exploration potential, improved visibility to increase mine life, and excess milling capacity at each operation positions the Company to organically increase production and, therefore, increase value for its shareholders. The combination of the high-grade Macassa Mine Complex and the low-cost Fosterville and Taylor Mines will form the production backbone of the Company for 2017 and future years. Kirkland Lake Gold’s significant cash balance and strong financial position provides financial flexibility to support its strategy and aggressively explore district scale opportunities and follow up on the significant exploration success achieved in 2016 and the first half of 2017.

EXTERNAL PERFORMANCE DRIVERS

The Company’s results of operations, financial position, financial performance and cash flows are affected by various business conditions and trends. The variability of gold prices, fluctuating currency rates and increases and/or decreases in costs of materials and consumables associated with the Company’s mining activities are the primary economic factors that have impacted financial results during the three and six months ended June 30, 2017. The Company’s key internal performance drivers are production volumes and costs which are discussed throughout this MD&A, specifically in sections, “Review of Operating Mines” and “Consolidated Financial Review”. The key external performance drivers are the price of gold and foreign exchange rates.

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Gold Price

The price of gold is a significant external factor affecting profitability and cash flow of the Company and therefore, the financial performance of the Company is expected to be closely linked to the price of gold. The price of gold is subject to volatile price fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues.

At June 30, 2017, the gold price closed at $1,242 per ounce (based on the closing price on the London Bullion Market Association (“LBMA”) p.m. fix), which is 8% higher than the closing gold price on December 31, 2016 of $1,146 per ounce. The average gold price for Q2 2017 was $1,256 per ounce, slightly lower thanthe average gold price of $1,271 per ounce during the same period in 2016.

As at June 30, 2017, the Company did not engage in any active hedging program and management believes the Company is well positioned to benefit from potential increases in the price of gold while continuing to focus on cost management, mine efficiencies and low cost gold production from its existing mines.

Foreign Exchange Rates

The Company’s reporting currency is the US dollar; however, the operations are located in Canada and Australia, where its functional currencies are the Canadian and Australian dollars, respectively. Consequently, the Company’s operating results are influenced significantly by changes in the US dollar exchange rates against these currencies. Weakening or strengthening Canadian and Australian dollars respectively decrease or increase costs in US dollar terms at the Company’s Canadian and Australian operations, as a significant portion of the operating and capital costs are denominated in Canadian and Australian dollars. The impact of the Australian dollar fluctuations only affect the Company’s operations from the date of the acquisition of Newmarket which closed on November 30, 2016.

As at June 30, 2017, the Australian dollar closed at $0.7676 (strengthening by 6% year to date) and the Canadian dollar closed at $0.7703 (strengthening by 4% in 2017) against the US dollar. The average rates for Q2 2017 for the Australian and Canadian dollars were $0.7508 and $0.7436 respectively, against the US dollar. For the same period in 2016, the average rate for the Canadian dollar was $0.7761. The Company did not have exposure to exchange rates involving the Australian dollar during H1 2016.

Consistent with gold prices, currency rates can be volatile and fluctuations can occur as a result of different events, including and not limited to, global economies, government intervention, interest rate changes and policies of the new US administration that have not been implemented. The Company does not currently have a foreign exchange hedging program in place to guard against significant fluctuations in the Canadian, US or Australian dollar.

UPDATED RESOURCES AND RESERVES

On July 27, 2017, the Company announced updated mineral reserve and mineral resource estimates for Fosterville as of June 30, 2017. The update followed several months during which mining grades consistently exceeded expected levels by a significant margin. In addition, key drivers of the update also included the availability of new drill data, mining recovery improvements and refinements to the mineral resource estimation methodology in zones containing visible gold. A technical report related to the updated estimates is currently being prepared and will be filed within 45 days of the date of the press release.

Included in the results of the Mineral Reserve and Mineral Resource update is a 110% increase in underground Mineral Reserves, to 1,030,000 ounces of gold, after depletion (processing) of 130,584 ounces in the first six months of 2017. The main factor contributing to the significant growth in ounces is an 83% increase in the underground Mineral Reserve grade, to 17.9 g/t Au (1,790,000 tonnes) from 9.8 g/t Au (1,560,000 tonnes) in the previous mineral reserve and mineral resource estimate dated December 31, 2016.

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Q2 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Mineral reserve and mineral resource estimates for Fosterville as at June 30, 2017 are listed in the table that follows. The Mineral Resources are presented both Inclusive of Mineral Reserves (for comparison purposes to the December 31, 2016 estimates) and Exclusive of Mineral Reserves (the approach currently being followed to be consistent with the reporting of Mineral Resources by the Company’s Canadian operations).

		June 30, 2017			December 31, 2016
	Tonnes	Gold Grade	Gold Ounces	Tonnes	Gold Grade	Gold Ounces
Fosterville Mine	(000's)	(g/t)	(000’s)	(000's)	(g/t)	(000’s)
Mineral Reserves
Underground (Proven)	246	14.2	113	280	8.4	76
Underground (Probable)	1,540	18.5	918	1,280	10.1	414
Proven + Probable	1,790	17.9	1,030	1,560	9.8	490
CIL Residues (Proven)	634	7.8	159	616	7.7	153
Total Proven + Probable	2,420	15.3	1,190	2,170	9.2	643
Mineral Resources			Inclusive of Mineral Reserves
Measured	2,080	4.2	283	2,140	4.0	274
CIL Residues (Measured)	634	7.8	159	616	7.7	153
Indicated	12,800	7.1	2,940	12,600	5.8	2,360
Measured + Indicated	15,500	6.8	3,380	15,300	5.7	2,790
Inferred	5,560	5.8	1,040	5,400	4.6	792
Mineral Resources			Exclusive of Mineral Reserves
Measured	1,920	2.7	168
CIL Residues (Measured)	-	-	-
Indicated	11,800	4.7	1,770
Measured + Indicated	13,700	4.4	1,940
Inferred	5,560	5.8	1,040

(1)	CIM definitions (2014) were followed in the calculation of Mineral Reserves
(2)	Mineral Reserves were estimated using a long-term gold price of US$1,200/oz (A$1,500/oz)
(3)

Cut-off grades varied from 2.0 g/t Au to 3.1 g/t Au, depending upon width, mining method and ground conditions; Dilution varies from 5 to 40 % and mining recovery ranging between 60 – 100% were applied to stopes within the Mineral Reserve estimate

(4)	Mineral Reserves estimates were prepared under the supervision of Ion Hann, FAusIMM
(5)	Fosterville CIL Residues are stated as Proven contained ounces. Mill recoveries of 25% are planned, based on operating performance
(6)

Mineral Resources were estimated using cut-off grades 0.7 g/t Au for oxide and 1.0 g/t Au for sulfide mineralization to potentially open-pitable depths of approximately 100m, below which a cut-off grade of 3.0 g/t Au was used

(7)	Mineral Resource estimates were prepared under the supervision of Troy Fuller, MAIG
(8)	Totals may not add exactly due to rounding

CONSOLIDATED FINANCIAL SUMMARY

The following table provides key summarized consolidated financial information for the Company’s operations for the three and six months ended June 30, 2017 and 2016. Discussion of these results are included in this MD&A under the section, “Consolidated Financial Review”. For the three and six months ended June 30, 2017, the information includes the consolidated operating and financial information for the Company’s Canadian and Australian operations. The operating and financial information for the three and six months ended June 30, 2016, does not include the Australian operations, which were acquired following the completion of the Newmarket Arrangement on November 30, 2016. In addition, information for the first half of 2016 includes the St Andrew assets from January 26, 2016, the date the St Andrew Arrangement was completed.

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	Three months ended June 30,		Six months ended June 30,
(in thousands of dollars, except per share amounts)	2017	2016	2017	2016
Revenue	$189,894	$91,689	$358,422	$171,615
Production costs	72,926	48,174	153,535	90,889
Net earnings before taxes	52,294	17,016	77,270	31,516
Net earnings	34,552	10,642	47,704	19,758
Earnings per share - basic	0.17	0.09	0.23	0.18
Earnings per share - diluted	0.16	0.09	0.23	0.18
Cash flow from operations	71,027	40,267	139,632	72,095
Cash investment on mine development and PPE	$26,270	$16,320	$57,710	$29,669

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Tonnes milled	550,057	297,645	1,070,944	528,113
Grade (g/t Au)	9.5	8.0	8.8	8.2
Recovery (%)	95.5	96.1	95.5	96.1
Gold produced (oz)	160,305	68,338	290,733	130,613
Gold sold (oz)	151,208	72,144	289,109	141,453
Average realized price ($/oz sold)(1)	$1,256	$1,271	$1,240	$1,213
Operating cash costs per ounce sold ($/oz sold)	$482	$666	$521	$618
All-in sustaining costs ($/oz sold)	$729	$991	$794	$919
Adjusted net earnings	$35,630	$11,814	$51,809	$22,442

(1)       See “Non-IFRS Measures” set out starting on page 27 of this MD&A for further details

CONSOLIDATED KEY PERFORMANCE MEASURES

Production, Sales and Revenue

The Company produced 160,305 ounces in Q2 2017, an increase of 135% from Q2 2016 and 23% higher than the previous quarter. The increase from the prior quarter reflected record results at Fosterville, where production totaled 77,069 ounces, a 67% increase from the previous record of 46,083 ounces in Q1 2017. The increase was due to a significant improvement in the mill grade, which averaged 17.2 g/t Au in Q2 2017 versus 11.1 g/t Au in the prior quarter. The increase in production compared to Q2 2016 largely reflected the addition of the Company’s Australian assets on November 30, 2016. Excluding the contribution of the Australian operations, the Company’s Canadian operations produced 73,025 ounces in Q2 2017, a 7% increase from 68,338 ounces for the same period in 2016, mainly reflecting 17% production growth at Macassa, to 45,699 ounces, due to both higher tonnes processed and an increase in the average mill grade. Production at Macassa in Q2 2017 compared to production of 48,723 ounces in Q1 2017, with the change reflecting the impact of mine sequencing and the processing of a higher level of low-grade stockpiled material.

Based on gold sales in Q2 2017 of 151,208 ounces at an average realized price of $1,256 per ounce, revenue for the quarter totaled $189.9 million. Revenue in Q2 2017 more than doubled from $91.7 million in Q2 2016 and was 13% higher than the $168.5 million recorded the previous quarter. Increased production at Fosterville in Q2 2017 largely accounted for the increased revenue from the prior quarter, while the inclusion of the Australian operations accounted for the difference in revenue compared to Q2 2016.

For the first six months of 2017, consolidated production totaled 290,733 ounces, more than double the 130,613 ounces produced in H1 2016. The inclusion of the Australian operations in H1 2017 provided 142,458 ounces of production in H1 2017. The Company’s Canadian operations produced 148,274 ounces in H1 2017, an increase of 17,661 ounces or 14% from the first half of 2016. The impact of higher grades and milled tonnes at Macassa and the inclusion of a full half-year of production from the Holt and Taylor mines in 2017 (versus from January 26, 2016 a year ago), accounted for the increase in production from H1 2016.

Gold sales in H1 2017 totaled 289,109 ounces at an average realized price of $1,240 per ounce for total revenues of $358.4 million. Revenue in H1 2017 was $186.8 million or 109% higher than for the same period in 2016, largely reflecting the inclusion of the Company’s Australian assets in the H1 2017 financial results.

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Q2 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Cost Performance

Total production costs in Q2 2017 totaled $72.9 million, which compared to $80.6 million the previous quarter and $48.2 million in Q2 2016. The reduction from Q1 2017 mainly related to gold inventory movements based on differences between recovered and sold ounces in the two quarters, while the increase from Q2 2016 resulted from the inclusion of the Company’s Australian operations effective November 30, 2016. For the first six months of 2017, total production costs were $153.5 million, a $62.6 million or 69% increase from H1 2016 largely reflecting the inclusion of the Australian operations in H1 2017.

On a unit basis, operating cash costs per ounce sold for Q2 2017 were $482, a 15% improvement from $564 the previous quarter. The improvement from the previous quarter mainly related to increased production at Fosterville in Q2 2017 due to the impact of significantly higher grades. Operating cash costs per ounce sold from the Company’s Australian operations averaged $393 in Q2 2017. Operating cash costs per ounce sold from Canadian operations in Q2 2017 averaged $579, similar to the $562 recorded in Q1 2017 and a 13% improvement from $666 in Q2 2016. Operating cash costs at Macassa averaged $512 per ounce sold in Q2 2017, a 20% improvement from $645 in Q2 2016, mainly reflecting the impact of higher grades resulting in increased production. Operating cash costs at the Holt mine in Q2 2017 averaged $769, similar to the same period in 2016. In addition, the Company did not produce from the Holloway mine in Q2 2017, where 5,080 ounces were sold at an average operating cash cost per ounce sold of $1,042 in Q2 2016 prior to the mine being placed on care and maintenance in December 2016.

AISC per ounce sold averaged $729 in Q2 2017, which compared to $873 the previous quarter and $991 in Q2 2016. Fosterville accounted for most of the improvement from the prior quarter with operating cash costs per ounce sold of $220 in Q2 2017 versus $354 in Q1 2017. AISC per ounce sold for the Company’s Australian operations averaged $567 in Q2 2017. AISC per ounce sold from Canadian operations were $835 in Q2 2017, 4% and 12% better than the $872 and $948 recorded in Q1 2017 and Q2 2016, respectively.

For the first half of 2017, operating cash costs per ounce sold averaged $521, a 16% improvement from $618 in H1 2016. AISC per ounce sold for H1 2017 averaged $794 compared to $919 for the first half of 2016. Operating cash costs per ounce sold from the Company’s Australian operations averaged $467 in H1 2017, while AISC per ounce sold averaged $674. Operating cash costs from Canadian operations averaged $569 per ounce sold, a 9% improvement from H1 2016 reflecting higher grades at Macassa. AISC per ounce sold for the Canadian operations averaged $830 in H1 2017, a 6% improvement from H1 2016, mainly reflecting lower operating cash costs per ounce sold as well as reduced levels of sustaining capital compared to the prior year period.

Net Earnings per Share of $0.17 in Q2 2017

Net earnings for Q2 2017 were $34.6 million (or $0.17 per basic share) compared to net earnings of $13.1 million (or $0.06 per basic share) in Q1 2017 and net earnings of $10.6 million ($0.09 per basic share) in Q2 2016. Higher revenue and increased production resulting in improved unit costs were key drivers of the strong net earnings in Q2 2017. Compared to a year earlier, the strong growth in net earnings was achieved despite significant increases in depletion and depreciation expenses, reflecting the growth in the Company’s asset portfolio over the last year, as well as a $8.4 million increase in exploration expenses as the Company continued to aggressively drill to extend existing deposits and discover new orebodies. In addition, the Company also had a larger base of weighted average shares outstanding in Q2 2017 compared to the prior year due to the completion of the Newmarket Arrangement on November 30, 2016.

For the first half of 2017, net earnings totaled $47.7 million or $0.23 per basic share, which compared to net earnings of $19.8 million or $0.18 per basic share in H1 2016. Strong revenue growth and lower unit costs more than offset higher depletion and depreciation expenses and increased exploration spending, as well as a greater level of average shares outstanding in accounting for the year-over-year increase in net earnings.

Strengthening Financial Position

Cash and cash equivalents at June 30, 2017 totaled $267.4 million, $32.5 million higher than the $234.9 million of cash and cash equivalents at December 31, 2016. Cash and cash equivalents at June 30, 2017 were after the repayment of C$58.5 million to the holders of the Company’s 6% Debentures on their maturity at June 30, 2017 (including C$1.7 million of interest accrued at the maturity date of June 30, 2017). During H1 2017, the Company generated $81.9 million of free cash flow, $39.5 million or 93% greater than during the same period in 2016. Cash flow from operating activities in H1 2017 totaled $139.6 million, which compared to $72.1 million in H1 2016. Higher revenue was the main driver of the increase in cash flow compared to a year ago.

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Q2 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Total working capital increased significantly by $68.7 million to $161.0 million as at June 30, 2017 compared to working capital as at December 31, 2016 of $92.3 million. The working capital increase is largely impacted by the substantial increase in cash and cash equivalents over the quarter, while at the same time reducing overall current liabilities by $28.4 million from the year end, largely related to the repayment of the 6% Debentures on June 30, 2017. Total working capital as at June 30, 2017 includes the 7.5% Debentures, which are due on December 31 2017, and the current portion of finance leases totaling $12.4 million. Based on the Company’s significant cash and working capital position, management believes the Company has the flexibility to manage the current level of convertible debentures as they become due.

REVIEW OF OPERATING MINES

Canadian Mine Operations

Macassa Mine Complex

The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, in the northeast of the province of Ontario, Canada which is approximately 600 km north of Toronto, Canada. Macassa is the Company’s flagship Canadian mining operation. Situated in one of Canada’s most historic and renowned gold mining districts, the Kirkland Lake Camp, Macassa boasts proven and probable reserves of 3.0 million tonnes grading an average of 20.8 g/t gold for a total of 2.0 million ounces.

	Three months ended June 30,		Six months ended June 30,
Operating results	2017	2016	2017	2016

Total ore milled (t)	105,084	103,052	196,544	195,916
Run of mine (t)	90,001	89,436	175,547	175,146
Low grade (t)	15,083	13,616	20,997	20,770
Average grade (g/t)	13.9	12.2	15.4	12.8
Run of mine tonnes	16.0	13.8	17.0	14.1
Low grade tonnes	1.4	1.7	1.6	1.9
Recovery (%)	97.0	97.3	94.1	97.3
Ounces produced	45,699	38,929	94,422	79,983
Development metres - operating	687	1,311	1,504	2,930
Development metres - capital	1,608	1,203	3,084	2,620
Operating cash costs per ounce sold	$512	$645	$513	$581
All-in sustaining costs ($/oz sold)	$793	$946	$787	$863
Total capital expenditures (in thousands)	$11,598	$10,238	$24,269	$20,453

The Macassa Mine produced 45,699 ounces in Q2 2017, a 17% increase from the 38,929 ounces produced in Q2 2016 and slightly lower than the 48,723 ounces produced the previous quarter. Growth in both tonnes processed and the average mill grade contributed to the increase in production from Q2 2016. A total of 105,084 tonnes were milled during Q2 2017 at an average grade of 13.9 g/t Au with average recoveries of 97.0%, which compared to 103,052 tonnes at an average grade of 12.2 g/t Au and recoveries of 97.3% in Q2 2016. The change from the previous quarter reflected a reduction in the average mill grade from 17.1 g/t Au in Q1 2017 resulting from mine sequencing as well as higher levels of processing from the low-grade stockpile. Milled tonnes increased 15% quarter over quarter from 91,460 tonnes in Q1 2017.

Mine production during Q2 2017 totaled 90,001 tonnes at an average run of mine grade of 16.0 g/t Au compared to 89,436 tonnes at a grade of 13.8 g/t Au for Q2 2016 and 85,546 tonnes at a grade of 18.1 g/t Au for Q1 2017.

Development of the 5600' and 5700’ mining horizons in the lower South Mine Complex continued to be advanced in Q2 2017. A ventilation raise was established and ore development on two zones was initiated. In addition, the main decline development continued towards the 6000’ mining horizon.

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Q2 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

The mine’s unit cost performance remained strong in Q2 2017, with operating cash costs per ounce sold from Macassa averaging $512 in Q2 2017, unchanged from the previous quarter and a 21% improvement from $645 in Q2 2016. Higher sales volumes, reflecting increased tonnes processed and improved average grades, as well as the favourable impact of production improvements over the last year, accounted for the improved unit costs compared to Q2 2016.

AISC per ounce sold in Q2 2017 averaged $793, a 21% improvement from $946 in Q2 2016 and similar to the $782 recorded in Q1 2017. The improvement from a year earlier reflected the favourable impact of higher production and sales volumes on unit costs, as well as lower levels of sustaining capital expenditures per ounce sold in Q2 2017. Sustaining capital expenditures at Macassa are expected to be weighted to the second half of 2017 given the planned timing for equipment purchased, as well as higher anticipated levels of capital development metres.

In H1 2017, Macassa produced 94,422 ounces, an increase of 14,439 ounces or 15% from H1 2016. The increase from the previous year reflected a 20% improvement in the average grade, to 15.4 g/t Au in H1 2017. Operating cash costs per ounce sold averaged $513 in H1 2017, a 12% improvement from $581 in H1 2016. AISC per ounce sold averaged $787 compared to $863 for the same period a year ago.

In Q4 2016, the Company determined it would be appropriate to begin permitting a new tailings facility. As part of that decision, the Company identified additional rehabilitation that was determined necessary to stabilize the existing tailings facility for current operations and for permanent closure. Permitting is ongoing for both the existing and new tailings facility. The Company has received the necessary permit for the existing facility in Q2 2017. Pending the timing of the permitting process, the Company anticipates constructing the new facility in Q2 2018.

Holt Mine Complex

The 100% owned Holt Mine Complex consists of three mines: The Holt Mine and Mill and the Holloway Mine, which are both located at the eastern end of East Timmins, within the Timmins Mining District in northeastern Ontario; and the Taylor Mine located 53 km east of Timmins, Ontario (approximately 68 km by road west of the Holt Mill). The Holt-Holloway property package is comprised of 48 separate property elements totaling 691 claims for an aggregate area of 15,172 hectares. The Taylor Mine consists of 31 patented claims for a total area covering 1,067 hectares. In total, the three mines comprise total proven and probable reserves estimated at 709,000 ounces of gold.

The following section provides a breakdown and discussion of each mine within the Holt Mine Complex. The information represents the results from the completion date of the St Andrew Arrangement (January 26, 2016).

Holt Mine

	Three months ended June 30,		Six months ended June 30,
Operating results	2017	2016	2017	2016

Total ore milled (t)	105,470	97,738	211,099	172,191
Average grade (g/t)	4.7	4.4	4.7	4.3
Recovery (%)	94.8	93.8	94.8	94.1
Ounces produced	15,101	12,862	30,419	22,524
Development metres - operating	1,215	832	2,220	1,338
Development metres - capital	746	1,370	1,872	2,005
Operating cash costs per ounce sold	$769	$777	$724	$703
All-in sustaining costs ($/oz sold)	$993	$1,146	$1,011	$1,034
Total capital expenditures (in thousands)	$1,335	$4,003	$4,728	$6,546

During Q2 2017, the Holt Mine delivered 105,470 tonnes of ore at an average grade of 4.7 g/t Au to the Holt Mill, representing increases of 8% and 6%, respectively, from Q2 2016 and similar to the levels for the previous quarter. After mill recoveries of 94.8%, gold production totaled 15,101 ounces, 17% higher than the 12,862 ounces produced in Q2 2016 and largely unchanged from 15,318 ounces in Q1 2017.

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Q2 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Ore mined for the quarter totaled 104,824 tonnes, a 6% increase from Q2 2016 and similar to the previous quarter. Mined grades averaged 4.7 g/t Au and were similar to levels during the previous quarter and 7% higher than in Q2 2016.

Total operating cash cost per ounce sold for Q2 2017 averaged $769 per ounce, similar to the comparable level in Q2 2016. Operating cash cost per ounce sold increased $80 or 12% compared to the previous quarter largely reflecting higher levels of operating development in Q2 2017.

AISC per ounce sold in Q2 2017 averaged $993, a $145 per ounce or 13% improvement from Q2 2016 reflecting increased volumes as well as lower levels of capital and operating development compared to last year’s second quarter. AISC per ounce sold in Q2 2017 improved $86 or 8% from Q1 2017, due to lower levels capital development during the quarter resulting in reduced sustaining capital expenditures.

In H1 2017, production at Holt totaled 30,419 ounces, a 35% increase from 22,524 ounces in H1 2016. The increase mainly reflected higher tonnes processed, with the operations from Holt being included in the Company’s production effective January 26, 2016 as compared to the full six-month period in 2017. Operating cash costs per ounce sold averaged $724 in H1 2017, similar to the $703 recorded in H1 2016. AISC per ounce sold were also similar year over year, averaging $1,011 in H1 2017 versus $1,032 in the first six months of 2016.

Taylor Mine

	Three months ended June 30,		Six months ended June 30,
Operating results	2017	2016	2017	2016

Total ore milled (t)	67,520	56,560	130,809	88,047
Run of mine (t)	67,520	51,994	130,809	83,481
Low grade (t)	-	4,566	-	4,566
Average grade (g/t)	5.8	6.7	5.7	6.8
Run of mine tonnes	5.8	7.1	5.7	7.1
Low grade tonnes	-	2.3	-	2.3
Recovery (%)	96.2	96.8	96.5	96.4
Ounces produced	12,218	11,721	23,160	19,068
Development metres - operating	823	712	1,947	1,005
Development metres - capital	645	888	1,122	1,556
Operating cash costs per ounce sold	$591	$458	$600	$460
All-in sustaining costs ($/oz sold)	$787	$614	$792	$626
Total capital expenditures (in thousands)	$1,939	$1,641	$3,887	$3,151

Gold production from the Taylor Mine during Q2 2017 totaled 12,218 ounces of gold, an increase 1,276 ounces or 12% from the previous quarter and 497 ounces or 4% from Q2 2016. The increase from the prior quarter reflected both increased mill throughput and a higher mill grade. A total of 67,520 tonnes of ore was milled during Q2 2017, averaging 5.8 g/t Au, which compared to 63,289 tonnes at a grade of 5.6 g/t Au in Q1 2017 and 56,560 tonnes at an average grade of 6.7 g/t Au for the same period in 2016. Mining is currently underway in the West Porphyry Deposit, mainly in the 1004 and 1008 zones. Higher daily mine throughput is planned for the second half of the year as additional stopes are added to the mining schedule.

The overall operating cash costs per ounce sold in Q2 2017 was $591 compared to $607 the previous quarter and $458 in Q2 2016. The increase from Q2 2016 reflected a lower average mill grade and increased operating development metres in Q2 2017. AISC per ounce sold averaged $787 in Q2 2017, similar to the $792 recorded the previous quarter and an increase from $614 in Q2 2016, reflecting higher operating cash costs per ounce as well as increased sustaining capital expenditures.

In H1 2017, production totaled 23,160, an increase of 4,092 ounces or 21% from H1 2016. The increase reflected a significant increase in tonnes milled in H1 2017, reflecting a full half-year of results in the current year as opposed to from January 26, 2016 on a year ago, and the continued ramp up of the mine since the first half of last year, more than offset a reduction in the average mill grade to 5.7 g/t Au in H1 2017 from 6.8 g/t Au in H1 2016. Operating cash costs per ounce sold averaged $600 in H1 2017 compared to $460 in H1 2016, mainly reflecting lower average grades in H1 2017. Lower grades also largely accounted for an increase in AISC per ounce sold, to $792 in H1 2017 versus $626 a year earlier.

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Q2 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Holloway Mine

In December 2016, Kirkland Lake Gold announced the transitioning of the Holloway Mine to a temporary suspension of operations. The mine will be maintained in a production ready state with the intent of restarting the operation in the future subject to the mine realizing enhanced economics through exploration success.

Australian Mine Operations

Fosterville Mine

The Fosterville Mine is located approximately 20 km northeast of the town of Bendigo and 130km north of the city of Melbourne in Victoria, Australia. With a noteworthy history of gold mining in the region dating back to 1894, the current Fosterville Mine commenced commercial production in April 2005 with a sulphide plant that has produced well over one million ounces to date.

Operating results	Three and six months ended June 30,

Total ore milled (t)	147,486	285,273
Average grade (g/t)	17.2	14.2
Recovery (%)	94.7	94.3
Ounces produced	77,069	123,153
Development metres - operating	621	1,175
Development metres - capital	1,077	1,965
Operating cash costs per ounce sold	$220	$274
All-in sustaining costs ($/oz sold)	$388	$461
Total capital expenditures (in thousands)	$12,268	$22,404

No financial or operational information is presented in the above table for Q2 or H1 2016 as the Company acquired the Australian assets on November 30, 2016. However, for the purposes of understanding the current results of operations, certain operational measures are discussed in the discussion below.

The Fosterville Mine achieved record production in Q2 2017, totaling 77,069 ounces of gold. Production during the quarter was 67% higher than the previous record of 46,084 ounces in Q1 2017.

Mine production for Q2 2017 totaled 138,610 tonnes at a record run of mine grade of 17.5 g/t Au compared to 146,928 tonnes at 12.3 g/t Au in Q1 2017. Mined tonnes decreased 6% compared to the previous quarter as the operation continued to focus on detailed extraction methods of high-grade lenses on multiple levels in the Lower Phoenix area to support increased gold production in the mill. The average grade for the quarter surpassed the previous high from Q1 2017 with continued high-grade stope production and development on multiple levels in the Lower Phoenix area where both west and east-dipping lenses were extracted. The reconciled grade over-performed relative to the resource model in some locations, particularly in areas of structural complexity.

During Q2 2017, the mill processed 147,486 tonnes at an average grade of 17.2 g/t Au compared to 137,788 tonnes at 11.1 g/t Au in Q1 2017. Mill throughput was driven by mined tonnes supported by a 9,000-tonne drawdown of the stockpile. In addition to the record quarterly mill grade, recovery for the quarter was a record 94.7%, which reflected a combination of higher mill feed grade and an absence of black shale-associated ore.

Fosterville achieved low unit costs in Q2 2017, including operating cash costs per ounce sold of $220 and AISC per ounce of $388. These costs compare favourably to $354 and $571, respectively, in Q1 2017, with the improvement mainly reflecting record production and grade, and sales volumes in Q2 2017. Capital expenditures were $12.3 million for the quarter, bringing year-to-date capital expenditures to June 30, 2017 to $22.4 million. Capital expenditures are expected to increase during the second half of 2017 due to higher levels of capital development and timing of mobile fleet procurement.

Production in H1 2017 totaled 123,153 ounces, while operating cash costs per ounce sold and AISC per ounce sold averaged $274 and $461, respectively.

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Q2 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Cosmo Mine

The Cosmo Mine and associated operations are comprised of a group of mineral tenements totaling over 2,000 km2 in the Northern Territory, Australia, which includes an inventory of historical gold discoveries, historical and modern gold mines, and current mineral resources and mineral reserves. The Cosmo Mine has total proven and probable reserves of 63,000 ounces of gold grading an average of 3.1 g/t (639,000 tonnes).

Operating results	Three and six months ended June 30,

Total ore milled (t)	124,440	244,486
Average grade (g/t)	2.7	2.6
Recovery (%)	95.6	95.0
Ounces produced	10,213	19,305
Development metres - operating	372	789
Development metres - capital	398	860
Operating cash costs per ounce sold	$1,648	$1,583
All-in sustaining costs ($/oz sold)	$1,867	$1,907
Total capital expenditures (in thousands)	$2,081	$6,422

No financial or operational information is presented in the above table for Q2 or H1 2016 as the Company acquired the Australian assets on November 30, 2016. However, for the purposes of understanding the current results of operations, certain operational measures are discussed in the discussion below.

On May 4, 2017, Kirkland Lake Gold announced that the Cosmo Mine would suspend operation effective June 30, 2017 with the mine being placed on care and maintenance to allow the Company to focus on an aggressive resource definition and exploration drilling at the Cosmo and Lantern deposits and resume active exploration on advanced regional targets. The Cosmo Mine is being maintained in a state of readiness to allow operations to recommence when the exploration, resource definition and development planning phase is completed.

The Cosmo Mine produced 10,213 ounces of gold in Q2 2017, which compared to 9,092 ounces in Q1 2017. A total of 122,440 tonnes were processed at the Union Reef mill at an average grade of 2.7 g/t Au versus 120,047 tonnes at an average grade of 2.5 g/t Au in Q1 2017.

Operating cash cost and AISC per ounce sold averaged $1,648 and $1,867, respectively, in Q2 2017, which compared to $1,531 and $1,964, respectively, the previous quarter. The high unit costs in 2017 reflect underutilization of the mine and mill as the operation prepared to suspend production, as well as lower than planned grades due largely to poor stope performance in higher-grade areas of the Mining Block 8.

Production in H1 2017 totaled 19,305 ounces, while operating cash costs and AISC per ounce sold averaged $1,583 and $1,907, respectively, in the first half of the year.

GROWTH AND EXPLORATION

Canada

At the Canadian operations, Kirkland Lake Gold continued to invest in growth programs with the aim of delineating near-term resource growth at the Company’s operating mines. In the first half of 2017, the Company’s Canadian operations incurred $9.5 million in exploration and evaluation expenditures, consisting of multiple drill programs at Macassa, Taylor and Holt operations.

Macassa Mine

South Mine Complex (“SMC”) Underground Drill Programs – On June 28, 2017, the Company reported positive results from 25 underground, near-mine exploration drill holes totaling 12,068 metres, which continued to return significant intercepts containing high-grade visible gold mineralization. Among the results, drilling intersected newly-discovered mineralization extending the South Mine Complex (“SMC”) east of the currently defined resource area and extending the current resource area on the Lower SMC Zone. In addition, drilling in the Lower SMC returned significant high-grade mineralization resulting in the discovery of a new hangingwall system.

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Q2 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Highlights of the drill results released in Q2 2017 are summarized below. For a more detailed review of these results, refer to the Company’s June 28, 2017 press release entitled, “Kirkland Lake Gold Extends High-Grade Gold Mineralization at Macassa, New Gold System Discovered at Depth.” filed on the Company’s SEDAR profile.

•

Drill hole 53-3225 returned 160.3 g/t over a core length of 0.3 metres with a second zone returning 19.2 g/t Au over a core length of 0.9 metres. These intersections represent the furthest east underground exploration drilling results to date and are succeeded in extending SMC by 259 metres to the east of the currently defined resource area. Drill hole 53-3146 intersected 224.2 g/t Au over 1.8 metres (Estimated True Width “ETW” 0.7 metres) and extended the Lower SMC approximately 65 metres below previously reported drilling.

•

Hole 53-3165 intersected 302.1 g/t Au over 0.8 metres (ETW 0.3 metres), including 530.7 g/t Au over 0.4 metres (ETW 0.1 metres). The hole demonstrated a continuing southeast trending plunge to the mineralization, and extended the Lower SMC resource area approximately 60 metres to the west.

•

Drill hole 53-3165 intersected high-grade mineralization in a newly discovered hangingwall system, demonstrating strong potential for further expansion and mineral resource conversion. Key results from hole 53-3165 included 82.6 g/t Au over a 1.7 metre core length, including 214.4 g/t Au over a 0.6 metre core length. In addition, other results from the new hangingwall system included drill hole 53-3144, which intersected 1,336.5 g/t Au over a 1.4 metre core length, including 4,081.7 g/t Au over a 0.5 metre core length,

Underground drilling on the 5300 Level continued to focus on defining the easterly and westerly strike extension of the SMC zone mineralization. Recent drill results from the SMC program continue to support the view that the system remains open for expansion.

Most of the drilling in the 2017 exploration program has been considered reconnaissance in nature, testing both potential strike and depth extensions to the SMC, along a strike length of approximately 300 metres and to a vertical depth of 366 metres below the drill bay on the 5300 Level east exploration drift. The drilling follows up on the reconnaissance surface exploration program that was reported in the Company’s press releases dated November 3, 2015 and January 19, 2016. The mineralization encountered to date is typical SMC style, with shallow dipping veins mineralized with fine visible gold and tellurides and hosted within both feldspar porphyry and basic syenite. At least five individual vein sets have been intersected with follow up drilling currently underway at closer-spaced centres to define potential resources. The SMC remains open to the east along strike and up dip. At the end of the second quarter, the 5300 Level east exploration drift was extended 153 metres to the east and the new drill bay is currently being excavated with a completion date set for mid -August. A second drill rig is to be added for step out drilling to the east in mid Q3 2017.

At June 30, 2017, the Company had five surface drills and three underground drills at Macassa, with drilling primarily focused on continuing to test the easterly strike extension of the SMC Zone and the Amalgamated Break.

Taylor Mine

On June 27, 2017, the Company released results from ongoing drilling at the Taylor mine, including intersections from a total of 28 surface drill holes for 10,365 metres and 17 underground drill holes for 6,588 metres. Key targets for drilling to date in 2017 have included: areas outside known mineralization along the hangingwall of the Porcupine Destor Fault east of the Shaft Deposit; at a prospective target area situated halfway between the Shaft Deposit and the West Porphyry Deposit; and at depth below both the East Porphyry and West Porphyry deposits.

Highlights of the drill results released in Q2 2017 are summarized below. For a more detailed review of these results, refer to the Company’s June 27, 2017 press release entitled, “Kirkland Lake Gold Intersects New Mineralization at Taylor Mine, Continues to Extend Porphyry Deposits to Depth” filed on the SEDAR profile of the Company.

•

Surface drilling to the east identified gold-bearing quartz veins at multiple locations, with the furthest intersection being hole TA16-023 (7.07 g/t Au over 3.1 metres) located approximately 1.8 km east of the Shaft Deposit.

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Q2 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Three underground drill holes intersected new mineralization in a prospective area between the Shaft and West Porphyry deposits, including 19.45 g/t Au over 1.1 metres in hole T90-117, 16.90 g/t Au over 0.7 metres in hole T90- 113 and 12.61 g/t Au over 0.4 metres in hole T90-116.

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Surface hole TA16-013A intersected 23.81 g/t Au over 3.8 metres and extended mineralization approximately 100 metres below the current resource in the East Porphyry Deposit, supporting the Company’s view that the Deposit remains open at depth.

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Underground drill hole T450-030 (key intercept: 20.69 g/t Au over 1.0 metre) identified mineralization situated along a quartz-carbonate shear zone located approximately 150 metres down dip of the current 1004 Zone resources and approximately 600 metres below surface.

Drilling on the Taylor property in 2017 has focused on continuing to test for both strike and depth extensions to the mineralized zones identified east of the Shaft Deposit. At June 30, 2017, a total of three surface drills were continuing to test targets to the east of the Shaft Deposit, with one underground drill working on continuing to extend mineralization in the East and West Porphyry deposits.

Exploration Drilling continues to focus on evaluating numerous drill ready targets associated with the Porcupine Destor Fault, with three surface drills operating on the Ludgate, Campbell and Aquarius properties.

During Q2 2017 the company completed a VTEM airborne Magnetics / Electro-magnetics survey totalling 3,462 line kilometers which covered company claims in Thackeray, Barnet, Cook and Taylor townships. This survey has identified geophysical targets to be assessed by future drill programs.

Australia

Fosterville Mine

Lower Phoenix Gold System and Eagle Faults Underground Resource Definition Drilling Program – During Q2 2017, drilling from 3 diamond drill rigs have continued to focus on resource definition and understanding of multiple gold targets including the Lower Phoenix Footwall (“LPFW”) and Eagle Faults. On May 3, 2017 drill results from 59 holes (14,070 metres) into extensions of the Lower Phoenix gold system were released. Results continued to demonstrate the continuity of high-grade mineralization with visible gold on both the newly discovered west dipping Swan Zone (formerly called the Lower Phoenix Footwall) and Eagle structures. Mine production continued during the quarter on the upper-plunge areas of the Lower Phoenix gold system structures, including the high-grade Eagle Fault, which largely contributed to Fosterville’s record run of mine grade of 17.2 g/t Au during Q2 2017. For full tables and details, see the Company’s news release dated May 3, 2017.

In addition, during Q2 2017 the Eagle South Extension two-hole exploration program (366 metres for the period) was completed, with both holes intersecting sulfide mineralization. A Lower Phoenix program also commenced during the quarter in order to test the Eagle Audax Faults, approximately 100 metres south of the December 31, 2016 mineral reserve. A total of 2,886 metres of drilling were achieved during the period using up to two underground drill rigs.

Swan Zone – Infill drilling into the newly discovered west dipping Swan Zone Structure continued to return extremely high-grade results including of:

•	381 g/t Au over 2.8m (ETW 2.5m), (including 1,062 g/t Au over 1.0m [ETW 0.9m]) in hole UDH1982;
•	345 g/t Au over 7.0m (ETW 6.4m), (including 4,550 g/t Au over 0.5m [ETW 0.4]) in hole UDH1991;
•	645 g/t Au over 1.3m (ETW 1.1m) in hole UDH1978; and
•	187 g/t Au over 4.0m (ETW 3.6m) in hole UDH1946.

These results strongly support drill results reported in the January 17, 2017 Kirkland Lake Gold news release which included the Fosterville Mine record drill intercept of 1,429 g/t Au over 15.15m (ETW 4.97m) in hole UDH1817 (including 21,490 g/t Au over 0.6m [ETW 0.24m]) . The repeatability of high-grade results on this structure, at close drill spacing provides increased confidence that there is a coherent, extremely high-grade lode of mineralization. Included in the May 3, 2017 press release were additional high-grade results from this structure, including 14.7 g/t Au over 11.1m (ETW 9.1m) and 15.2 g/t Au over 10.3m (ETW 7.7m) outside, both outside the December 2016 measured and indicated mineral resources. The Swan Zone Structure has now been defined over a strike extent of 210 metres and vertical extent of 180 metres. The mineralized zone appears to adjoin the high-grade Eagle structure at its lower edge and is untested down-plunge. Continued drilling from the hangingwall drill platforms throughout 2017 will continue to advance the understanding and scale of this attractive resource growth target.

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Also during Q2 2017, the Lower Phoenix surface drilling program completed 2,366 metres, with results indicating that sulfide mineralization strengthens northwards from the previous areas of drilling.

The Fosterville Splays surface drill program was also concluded on completion of the last 860m of the program in April. Significant mineralization was not recorded for the Benu Fault and footwall syncline targets and is consistent with weak sulfide mineralization observed up-dip on the 8400mN section.

Eagle Structure – Recent drilling continues to return significant high-grade gold intercepts containing significant amounts of visible gold. Drill results into the Eagle Fault provided in the May 3, 2017 press release included 404 g/t Au over 16.0m (ETW 7.5m), (including 12,039 g/t Au over 0.4m [ETW 0.2m]), 274 g/t Au over 9.7m (ETW 9.2m), (Including 498 g/t Au over 1.3m [ETW 1.1m]) and 399 g/t Au over 3.6m (ETW 1.0m), (Including 2,036 g/t Au over 0.7m [ETW 0.2m]) in hole UDH1865A. These results continue to confirm the continuity and high-grade tenor of the Eagle Fault.

The Eagle fault remains open down plunge south of 6350mN and drilling during 2017 will continue to focus on extension and infill definition of this highly mineralized structure.

Harrier Base Structure – Also included in the Company’s May 3, 2017 press release were results of drilling on the Harrier Base Structure, which continued to return high-grade mineralization. Key intercepts include:

•	25.6 g/t Au over 3.9m (ETW 3.7m) in hole UDH1987;
•	15.5 g/t Au over 2.4m (ETW 2.3m) (including 80.6 g/t Au over 0.3m [ETW 0.3m]) in hole UDH1984;
•	11.9 g/t Au over 6.8m (ETW 6.8m), (including 54.1 g/t Au over 0.6m [ETW 0.5m]) in hole UDH1921; and
•	10.1 g/t Au over 10.6m (ETW 10.1m) in hole UDH1913 (Figure 4).

Also during Q2 2017, the Harrier Up-Dip drill program was competed (1,841 metres). The drilling targeted gold mineralization on north-south and potential east-west faulting. The drilling was successful in intersecting sulfides, visible gold and sub-vertical east-west faults that could potentially link mineralization in Daley’s Hill open pit to mineralization at depth associated with Harrier structures which, if confirmed, could represent a 400-metre dip extent of mineralization.

Decline development is advancing to access high-grade Harrier Base mineralization, with the aim to add an alternative production source to the Lower Phoenix mineralized zone during 2018.

Planned drilling for the remainder of 2017 will test the down plunge extensions of the Harrier Base structure to 4650mN, approximately 100m beyond the current extent of drilling.

Robbin’s Hill Surface Drilling - During Q2 2017, surface programs continued at Robbin’s Hill with 4,883 metres of diamond drilling completed across two programs. The drilling primarily tested west dipping targets, including the Farley’s Fault and Farley’s Footwall Fault and returned sulfide mineralization intercepts, up to 18 metres in length. Drilling in one area intersected an 8-metre sulfide zone, within which massive quartz-stibnite veining occurred. Although no visible gold was observed in the hole the presence of quartz-stibnite confirms two stages of sulfide mineralization in the area.

Exploration Licence Applications – Applications for three new exploration licences were submitted to the VIC Earth Resources Department (ERD). The applied for licences abut EL3539 in the north, west and south. The approval timeframe for two of these tenements is thought to be in the order of 3-6 months.

Cosmo Mine and Northern Territory (“NT”)

During Q2 2017, underground drilling continued to test down-plunge extensions of the Lantern mineralization at Cosmo, where three underground drill rigs were in operation. The Lantern Stage 1 drill program, comprising 8,046 metres (1,850 metres completed in Q2 2017), was completed in May. Three of the holes completed included numerous visible gold occurrences associated with quartz-chlorite-pyrite veins. The Lantern Stage 2 drill program commenced in June, with 1,201 metres drilled and four holes completed. This program continues with three underground drill rigs in operation.

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Q2 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Crosscourse Plunge Extension, Union Reefs – Surface diamond drilling of the Crosscourse Plunge Extension Program at Union Reefs commenced during May with 2,174 metres of drilling completed in two holes. Visible gold was identified in both holes.

CONSOLIDATED FINANCIAL REVIEW

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016

Revenue	$189,894	$91,689	$358,422	$171,615
Production costs	(72,926)	(48,174)	(153,535)	(90,889)
Royalty expense	(5,409)	(3,671)	(10,076)	(6,825)
Depletion and depreciation	(35,889)	(11,592)	(71,348)	(22,299)
Earnings from mine operations	75,670	28,252	123,463	51,602
Expenses
General and administrative expense*	(5,201)	(4,262)	(9,589)	(5,640)
Share based payments expense*	(1,080)	(707)	(2,238)	(906)
Transaction costs*	-	(23)	(397)	(1,534)
Exploration and evaluation	(11,578)	(3,204)	(20,879)	(5,083)
Care and mainteance	(4,105)	-	(9,180)	(20)
Earnings from operations	53,706	20,056	81,180	38,419
Other income (loss), net	1,069	(340)	1,298	(1,643)
Finance items
Finance income	621	193	1,193	344
Finance costs	(3,102)	(2,893)	(6,401)	(5,604)
Net earnings before taxes	52,294	17,016	77,270	31,516
Current income tax expense	(12,776)	(390)	(18,421)	(1,284)
Deferred tax expense	(4,966)	(5,984)	(11,145)	(10,474)
Net earnings	$34,552	$10,642	$47,704	$19,758
Basic earnings per share	$0.17	$0.09	$0.23	$0.18
Diluted earnings per share	$0.16	$0.09	$0.23	$0.18

*General and administrative expense for Q2 and H1 2017 (Q2 and H1 2016) includes general and administrative expenses of $5.2 million and $9.6 ($4.3 million and $5.6 million in 2016), respectively, share-based payment expense of $1.1 million and $2.2 million ($0.7 million and $0.9 million in 2016), respectively, and transaction costs of $nil and $0.4 million ($nil and $1.5 million in 2016), respectively.

For the three and six months ended June 30, 2017, the Company reported earnings from mine operations of $75.7 million and $123.5 million compared to $28.3 million and $51.6 million for the comparative periods in 2016. The increase reflects higher revenues that resulted from the acquisition of Newmarket in Q4 2016. The acquisition of Newmarket contributed $98.9 million and $167.8 million, respectively, in additional total revenues for the three and six months ended June 30, 2017. Revenues also improved as a result of an increase in average realized gold price per ounce sold in the period, averaging $1,240 in the first half of 2017 compared to $1,213 in the first half of 2016, which results in an increase of 2%. Overall, revenue increased 107% from the prior year comparable quarter as a result of the acquisition of Newmarket and increased production from Macassa, but was offset by a lower average realized gold price.

Production costs in Q2 and H1 2017 increased by 51% and 69%, respectively, totaling $72.9 million and $153.5 million compared to $48.2 million and $90.9 million. The overall costs increased due to higher production and mining activity as a result of the acquisitions in 2016. Earnings from mine operations were partially offset by higher royalties and higher depreciation and depletion expense in Q2 2017 compared to Q2 2016, which is also the result of the acquisition of Newmarket. The Australian operations have a 2% NSR on all gold production at Fosterville and the increase in depreciation and depletion was a result of the purchase price allocation on Newmarket’s acquisition resulting in higher mineral property and PPE values which are being amortized over the life of mine and over the life of the underlying assets.

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Q2 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating cash costs per ounce sold in Q2 2017 and H1 2017 improved from the comparable periods in 2016, averaging $482 and $521, respectively, compared to $666 and $618 for Q2 and H1 2016, respectively. The improvement in costs reflected the impact of low-cost production from Fosterville in Australia and Macassa in Canada.

For the three and six months ended June 30, 2016, the Company reported net earnings of $34.6 million or $0.17 per basic share and $47.7 million and $0.23 per share, respectively, compared to $10.6 million or $0.09 per basic share and $19.8 million or $0.18 per share for the comparative periods in 2016. The increase in net earnings over the 2016 period is the result of the above impacts on earnings from mine operations, offset by increases in depreciation and depletion, higher general and administrative expenses, exploration and care and maintenance costs resulting from the increased level of operations following the acquisitions of St Andrew and Newmarket in 2016. The increase in depreciation and depletion in the first half of 2017 was a result of the significant fair value addition to mining interest and property, plant & equipment acquired through the business combination with Newmarket in Q4 2016. Earnings per share was also impacted by the increase in the Company’s weighted average shares outstanding due to the issuance of shares from the Newmarket transaction.

General and administrative expenses increased to $5.2 million and $9.6 million, respectively, for the three and six months ended June 30, 2017 compared to $4.3 million and $5.6 million, respectively, during the same periods in 2016, reflecting the growth of the Company following the completion of two acquisitions in 2016.

Severance costs of $1.1 million were incurred during the three and six months ended June 30, 2017 related to the Newmarket acquisition that occurred in November 2016. In the comparative periods of 2016, the severance amounts related to the St Andrew acquisition earlier in that year.

Share based payment expense of $1.1 million and $2.2 million, respectively, for Q2 and H1 2017 have increased by $0.4 million and $1.3 million from the same periods in 2016. The increase is reflective of the granting of restrictive share units (“RSUs”) and performance share units (“PSUs”) starting in Q2 2016 and going forward.

Exploration expenses increased significantly Q2 and H1 2017 compared to the same periods in 2016, totaling $11.6 million and $20.9 million, respectively compared to $3.2 million and $5.1 million, respectively, in 2016 reflecting the higher level of exploration activity planned for 2017. The results of exploration activities are outlined in further detail in the section “Growth and Exploration”.

Care and maintenance costs for the three and six months ended June 30, 2017 were $4.1 million and $9.2 million, respectively, the majority of which related to care and maintenance at Stawell. Stawell was transitioned to care and maintenance in December 2016. Holloway incurred care and maintenance costs of $1.8 million during the three and six months ended June 30, 2017 as the site transitioned with the intent of restarting the operations in the future subject to establishing enhanced economics through exploration success.

Finance costs is consistent relative to the periods presented and relates to various financial instruments held by the Company, including the accretion of the convertible debentures and the costs associated with finance lease obligations. Finance income relates primarily to interest earned on excess cash held on account and is increased from the prior year as a result of the significant increase in cash from the prior period.

The provisions for current and deferred income tax expense were $17.7 million and $29.6 million for the three and six months ended June 30, 3017, compared to $6.4 million and $11.8 million, respectively for the comparative periods. The increase is consistent with higher earnings from mine operations in the second quarter and the first half of 2017 compared to the same periods in 2016.

LIQUIDITY AND FINANCIAL CONDITION REVIEW

Kirkland Lake Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund operating and capital requirements, development projects, as well as debt and dividend payments. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis. There are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

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Q2 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

As at June 30, 2017, Kirkland Lake Gold had a positive working capital balance of $161.0 million, including a cash and cash equivalents balance of $267.4 million, a significant increase from the December 31, 2016 working capital of $92.3 million and cash and cash equivalents of $234.9 million. The strengthening of working capital reflects ongoing free cash flow generation from the Company’s mine operations and is aided by increased revenue from higher sales volumes, as well as the timing of sustaining capital outlays.

The Company’s convertible debentures have a carrying value of C$62.0 million, an interest rate of 7.5% and a maturity date of December 31, 2017. The Company redeemed convertible debentures with a 6% interest rate and a total face value of C$56.8 million on the maturity date. The Company continues to monitor the status of the 7.5% convertible debentures and has sufficient cash on hand to redeem the debentures, if required.

Cash Flow Analysis

Net cash outflows from financing activities during the three and six months ended June 30, 2017 were $49.6 million and $48.1 million, respectively, which is largely due to the repayment of the 6% convertible debentures on their maturity date of June 30, 2017. In addition, $8.2 million was spent on the repurchase of common shares during Q2 2017 (see discussion below).

Cash outflows from investing activities during the three and six months ended June 30, 2017 were $37.9 million and $69.0 million, respectively. Mineral property expenditures were $21.6 million and $45.0 million for the three and six months ended June 30, 2017, respectively, and amounts of $4.7 million and $12.7 million were spent on capital equipment during those same periods. In addition, the Company invested a total of $12.7 million with respect to strategic investments in certain publicly traded and privately held corporations with a view to creating long term shareholder value. These investments form part of the Company’s strategy to seek exposure to quality gold exploration and development projects for future growth opportunities.

The Company generated $71.0 million and $139.6 million, respectively, in cash flow from operations during the three and six months ended June 30, 2017.

On May 15, 2017 the Company announced its intention to initiate a normal course issuer bid (the “NCIB”) to buy back its common shares through the facilities of the TSX. Any purchases made pursuant to the NCIB will be made in accordance with the rules of the TSX. The maximum amount of common shares that can be purchased for cancellation pursuant to the NCIB is 15,186,571 common shares, representing 10% of the Company’s common shares in the public float as of May 11, 2017. The maximum amount of shares that can be purchased on a daily basis, other than block purchase exceptions, is 294,777 common shares.

Purchases under the NCIB were commenced on May 17, 2017 and will terminated the earlier of May 16, 2018 or the date on which the maximum number of common shares have been purchased.

During the six months ended June 30, 2017, the Company purchased 1,311,700 common shares at an average price of C$11.73 Subsequent to the period ended June 30, 2017, the Company purchased an additional 724,800 common shares at an average price of C$11.92. To date, the Company has purchased an aggregate of 2,036,500 common shares pursuant to the NCIB and all shares purchased pursuant to the NCIB have been tendered for cancellation in July 2017. As at the date hereof, a balance of 13,150,071 common shares remain available for purchase under the NCIB.

The Company’s cash balance and future cash flow from operations are expected to be sufficient to fund operations and capital requirements for at least the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2017, the Company did not have any off-balance sheet items.

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Q2 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION

Outstanding Share Information

		Weighted Average
	As at August 1, 2017	Exercise Price
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	208,693,813	-
Issued: Convertible debenture – 7.5% p.a. – principal remaining	C$62.1 million	C$13.70
Issued: Stock options	2,635,640	C$5.36
Issued: Restricted share units	374,291	-
Issued: Performance share units	375,984	-

Terms of the Company’s equity incentive plans are outlined in the Company’s audited consolidated financial statements for the year ended December 31, 2016 and are further set out in the Company’s management information circular dated April 7, 2017 filed on SEDAR.

The 6% Debentures matured on June 30, 2017 and were redeemed by the Company in cash. The 7.5% Debentures mature on December 31, 2017. If the holders of the 7.5% Debentures elected to convert to common shares of the Company, the Company would be required to issue approximately 4,532,846 common shares in fulfillment of the terms of the 7.5% Debentures.

QUARTERLY INFORMATION

The consolidated results presented below include the results of operations for St Andrew from January 26, 2016 and Newmarket from November 30, 2016. Accordingly, results prior to January 26, 2016 only include operations of Old Kirkland Lake Gold. The following selected financial data for the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim condensed consolidated financial statements for each of the periods considered below and for the year ended December 31, 2016.

	2017		2016
		Three Months Ended
(in thousands except per share amounts)	June 30	March 31	December 31	September 30
Revenue	$189,894	$168,528	$134,225	$100,825
Net earnings before income taxes	$52,294	$24,957	$11,194	$30,158
Net earnings	$34,552	$13,133	$3,076	$18,880
Net earnings per share (basic)	$0.17	$0.06	$0.02	$0.15
Net earnings per share (diluted)	$0.16	$0.06	$0.02	$0.15

	2016		2015
	Three months ended		Two Months Ended
(in thousands except per share amounts)	June 30	March 31	December 31	October
Revenue	$91,689	$79,925	$27,860	$38,420
Net earnings before income taxes	$17,016	$14,894	$1,887	$4,827
Net earnings	$10,642	$9,510	$609	$1,615
Net earnings per share (basic)	$0.09	$0.09	$0.01	$0.02
Net earnings per share (diluted)	$0.09	$0.09	$0.01	$0.02

The Company changed its fiscal year end from April 30 to December 31 during 2015. As such for comparative purposes the 2015 prior period quarters consist of a two-month period end December 31, 2015.

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Q2 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

The revenue and consequently the amount of net income and earnings per share is driven largely by the amount of gold produced and sold and is subject to fluctuations in the market price of gold in US dollars and the strength and weakening of the US dollar specifically against the Canadian and Australian dollars. The timing of gold pours, gold sales, gold price fluctuations, ore grade and gold inventory balances also affect quarterly results. Trends observed or averaged over a longer time period may be more representative of the true performance of the business.

Revenue and earnings during the previous eight quarter were largely influenced by the timing of the Company’s acquisitions over the period. Revenue increased from $27.9 million at December 31, 2015 to $79.9 million for the three months ended March 31, 2016, largely reflecting the completion of the St. Andrew Arrangement on January 26, 2016. Through the St. Andrew Arrangement, the Company acquired the Holt, Holloway and Taylor mines in Northern Ontario. Revenue increased from $100.8 million for the quarter ended September 30, 2016 to $134.2 million for the quarter ended December 31, 2016, partially reflecting the completion of the Newmarket Arrangement on November 30, 2016 through which the Company acquired the Fosterville, Cosmo and Stawell mines in Australia. Revenue increase to $168.5 million in the first quarter of 2017, representing the first full quarter of production from the Company’s acquired Australian operations.

Revenue from the Company’s Canadian operations during H1 2017 increased from the same period in 2016, largely reflecting the impact on production of higher tonnes milled and grades at Macassa, as well as the impact of a 2% increase in the average realized gold price, to $1,240 per ounce in H1 2017.

COMMITMENTS AND CONTINGENCIES

The Company’s commitments and contingencies have not significantly changed from the year ended, for additional disclosures refer to the Company’s audited consolidated financial statements for the year ended December 31, 2016.

RELATED PARTY TRANSACTIONS

The Company did not have any related party transactions during the period ended June 30, 2017.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

Useful Life of Plant and Equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the three and six months ended June 30, 2017 and 2016.

Estimation of Reserves and Resources

Reserve and resource estimates are used in the unit of production calculation for depletion and depreciation expense and the determination of the timing of rehabilitation provision costs as well as in the impairment analysis.

There are numerous uncertainties inherent in estimating reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, or recovery rates as well as new drilling results may change the economic status of reserves and resources and may result in the reserves and resources being revised.

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Deferred Income Taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company and/or its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operate could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of Assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

Environmental Rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The Company’s significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2016. The following outlines the new accounting policies adopted by the Company effective January 1, 2017 and those new standards and interpretations not yet adopted by the Company.

Basis of Presentation – Change in Reporting Currency

Following the business combination with Newmarket, the Company retrospectively changed its reporting currency from Canadian dollars to U.S. dollars with effect from the year ended December 31, 2016. The functional currencies of the Company’s various subsidiaries – functional currencies referring to the currencies of the primary economic environments in which underlying businesses operate remain unchanged.

Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2017. These changes were made in accordance with the applicable transitional provisions.

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International Accounting Standards 7, Statement of Cash Flows (“IAS 7”)

The International Accounting Standards Board (“IASB”) issued amendments to IAS 7, Statement of Cash flows (“IAS 7”), in January 2016. The amendments are effective for annual periods beginning on or after January 1, 2017. This amendment requires disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash and non-cash changes. The amendments to the standard did not have any impact on the Company’s Interim Financial Statements.

International Accounting Standards 12, Income Taxes (“IAS 12”)

The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of a reporting period, and is not affected by possible future changes in the carrying amount or expected recovery of the asset. The amendments to the standard did not have any impact on the Company’s Interim Financial Statements.

New Standards and Interpretations Not Yet Adopted

IFRS 2, Share Based Payments (“IFRS 2”)

Final amendments to IFRS 2, Share Based Payments ("IFRS 2") were issued in June 2016 to clarify the classification and measurement of share based payment transactions. These amendments deal with variations in the final settlement arrangements including; (a) accounting for cash settled share based payment transactions that include a performance condition, (b) classification of share based payment transactions with net settlement features, and (c) accounting for modifications of share based payment transactions from cash settled to equity. These changes are effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of the changes to IFRS 2.

IFRS 9, Financial Instruments (“IFRS 9”)

IFRS 9 was issued by the IASB in November 2009 with additions in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets – fair value through other comprehensive income; (ii) a single, forward-looking “expected loss” impairment model, and (iii) a mandatory effective date for IFRS 9 of annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company has made progress in its implementation of IFRS 9, however, has not yet determined the extent of the impact of the new standard on its consolidated financial statements. The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its 2017 annual consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 proposes to replace IAS 18 Revenue, IAS 11 Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company has not yet determined the extent of the impact of the new standard on its consolidated financial statements. The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its 2017 annual consolidated financial statements.

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Q2 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued the IFRS 16, which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 is effective for the year ended December 31, 2019 with early adoption permitted if IFRS 15 is also adopted at the same time. The Company is currently in the process of assessing the impact that the new and amended standards will have on its consolidated financial statements.

IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”)

On December 8, 2016, the IASB issued IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration. The Interpretation clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Interpretation is applicable for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2018. The Company does not expect the Interpretation to have a material impact on the financial statements.

NON-IFRS MEASURES

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow and Free Cash Flow per share

In the gold mining industry, free cash flow and free cash per share are common performance measures with no standardized meaning under IFRS. Free cash flow is calculated by deducting capital cash spending (capital expenditures for the period, net of expenditures paid through finance leases) from cash flows from operations; free cash flow per share is calculated by dividing free cash flow for the period by the weighted average number of outstanding shares for that period.

The Company discloses free cash flow and free cash flow per share as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is cash flows generated from operations.

Free cash flow and free cash flow per share are reconciled to the amounts included in the Consolidated Statements of Cash Flows as follows:

	Three months ended June 30		Six months ended June 30
(in thousands, except per share amounts)	2017	2016	2017	2016
Cash flow generated from operations	$71,027	$40,267	$139,632	$72,095
Mineral property additions	(21,584)	(14,557)	(45,024)	(26,734)
Property, plant and equipment (1)	(4,686)	(1,763)	(12,686)	(2,935)
Free cash flow	$44,757	$23,947	$81,922	$42,426
Weighted average shares outstanding - basic ('000s)	209,313	115,572	206,918	110,481
Cash flow per share generated from operations	$0.34	$0.35	$0.67	$0.65
Free cash flow per share	$0.21	$0.21	$0.40	$0.38

1 Excludes finance lease additions

Operating Cash Costs and Operating Cash Costs Ounce Sold

Operating cash costs and operating cash cost per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS.

Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

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Q2 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company discloses operating cash costs and operating cash cost per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

AISC and AISC per Ounce Sold

AISC and AISC per ounce sold are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital (capital required to maintain current operations at existing levels), corporate expenses, underground exploration expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Total cash costs and AISC Reconciliation

The following tables reconciles these non-IFRS measures to the most directly comparable IFRS measures available for the three and six months ended June 30, 2017 and 2016:

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Q2 2017 MANAGEMENT DISCUSSION AND ANALYSIS

Three months ended June 30, 2017
	Holt Mine	Holloway Mine	Taylor Mine	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Cosmo Mine	Total Australian Operations	General and Administrative	Total Consolidated
(in thousands, except per ounce amounts)
Production costs	$11,390	$146	$6,580	$18,116	$23,815	$41,931	$15,284	$15,711	$30,995	$-	$72,926
Share based payment expenses	(5)	-	(6)	(11)	(43)	(54)	-	-	-	-	(54)
Purchase Price Allocation (1)	-	-	-	-	-	-	-	-	-		-
Operating cash costs	11,385	146	6,574	18,105	23,772	41,877	15,284	15,711	30,995	-	72,872
Royalties	1,937	13	209	2,159	1,531	3,690	1,719	-	1,719	-	5,409
Share based payment expenses	5	-	6	11	43	54	-	-	-	1,080	1,134
Rehabilitation accretion	35	-	9	44	19	63	7	9	16	-	79
General and administrative costs	-	-	-	-	-	-	-	-	-	4,123	4,123
Mine development (2)	1,230	-	1,513	2,743	7,536	10,279	8,474	1,672	10,146	-	20,425
Plant and equipment	104	-	427	531	3,883	4,414	1,434	409	1,843	-	6,257
AISC	14,696	159	8,738	23,593	36,784	60,377	26,918	17,801	44,719	5,203	110,299
Ounces of gold sold	14,796	46	11,108	25,950	46,386	72,336	69,337	9,535	78,872	-	151,208
Operating cash cost per ounce sold	$769	$3,179	$591	$698	$512	$579	$220	$1,648	$393	$-	$482
All-in sustaining costs ($/oz sold)	$993	$3,463	$787	$909	$793	$835	$388	$1,867	$567	$-	$729

Six months ended June 30, 2017
	Holt Mine	Holloway Mine	Taylor Mine	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Cosmo Mine	Total Australian Operations	General and Administrative	Total Consolidated
(in thousands, except per ounce amounts)
Production costs	$22,246	$1,033	$13,544	$36,823	$50,831	$87,654	$34,334	$31,548	$65,882	$-	$153,535
Share based payment expenses	(12)	-	(9)	(21)	(138)	(159)	(138)	-	(138)	-	(297)
Purchase Price Allocation (1)	-	-	-	-	-	-	(2,630)	-	(2,630)		(2,630)
Operating cash costs	22,234	1,033	13,535	36,802	50,693	87,495	31,566	31,548	63,114	-	150,608
Royalties	4,006	32	417	4,455	2,824	7,279	2,797	-	2,797	-	10,076
Share based payment expenses	12	0	9	21	138	159	138	-	138	2,238	2,535
Rehabilitation accretion	70	3	18	91	38	129	39	48	87	-	216
General and administrative costs	-	-	-	-	-	-	37	-	37	8,474	8,511
Mine development (2)	4,446	-	3,226	7,672	14,907	22,579	15,985	5,221	21,206	-	43,785
Plant and equipment	281	-	662	943	9,183	10,126	2,639	1,201	3,840	-	13,966
AISC	31,049	1,068	17,867	49,984	77,783	127,767	53,201	38,018	91,219	10,712	229,697
Ounces of gold sold	30,722	1,771	22,568	55,060	98,798	153,858	115,317	19,934	135,251	-	289,109
Operating cash cost per ounce sold	$724	$583	$600	$668	$513	$569	$274	$1,583	$467	$-	$521
All-in sustaining costs ($/oz sold)	$1,011	$603	$792	$908	$787	$830	$461	$1,907	$674	$-	$794

(1)	Purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.
(2)	Mine development excludes certain items regarded as capital growth spending.

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Q2 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Three months ended June 30, 2016

	Holt	Holloway	Taylor	Holt Mine	Macassa	Total Canadian	General and	Total
(in thousands, except per ounce amounts)	Mine	Mine	Mine	Complex	Mine	Operations	Administrative	Consolidated
Production costs	$10,457	$5,298	$5,696	$21,451	$26,723	$48,174	$-	$48,174
Share based payment expenses	-	-	-	-	(47)	(47)	-	(47)
Purchase Price Allocation (1)	(43)	(4)	(59)	(106)	-	(106)	-	(106)
Operating cash costs	10,414	5,294	5,637	21,345	26,676	48,021	-	48,021
Royalties	1,688	484	154	2,326	1,345	3,671	-	3,671
Share based payment expenses	-	-	-	-	47	47	707	754
Rehabilitation acretion	36	8	9	53	25	78	-	78
Underground mine drilling	30	114	116	260	797	1,057	-	1,057
General and administrative expenses (2)	-	-	-	-	-	-	2,356	2,356
Mine development (3)	2,928	385	1,639	4,952	8,839	13,791	-	13,791
Plant and equipment	267	97	3	367	1,396	1,763	-	1,763
AISC	15,363	6,382	7,558	29,303	39,125	68,428	3,063	71,491
Ounces of gold sold	13,407	5,080	12,313	30,800	41,344	72,144	-	72,144
Operating cash cost per ounce sold	$777	$1,042	$458	$693	$645	$666	$-	$666
All-in sustaining costs ($/oz sold)	$1,146	$1,256	$614	$951	$946	$948	$-	$991

Six months ended June 30, 2016
	Holt	Holloway	Taylor	Holt Mine	Macassa	Total Canadian	General and	Total
(in thousands, except per ounce amounts)	Mine	Mine	Mine	Complex	Mine	Operations	Administrative	Consolidated
Production costs	$20,218	$10,667	$12,135	$43,021	$47,868	$90,889	$-	$90,889
Share based payment expenses	-	-	-	-	(97)	(97)	-	(97)
Purchase Price Allocation (1)	(1,363)	(114)	(1,852)	(3,329)	-	(3,329)	-	(3,329)
Operating cash costs	18,855	10,553	10,283	39,692	47,771	87,463	-	87,463
Royalties	3,076	879	269	4,224	2,601	6,825	-	6,825
Share based payment expenses	-	-	-	-	97	97	906	1,003
Rehabilitation acretion	59	13	15	88	55	143	-	143
Underground mine drilling	-	212	243	455	1,259	1,714	-	1,714
General and administrative costs (2)	-	-	-	-	-	-	3,927	3,927
Mine development (3)	5,019	603	3,097	8,719	17,175	25,894	-	25,894
Plant and equipment	719	163	68	950	1,985	2,935	-	2,935
AISC	27,728	12,423	13,975	54,128	70,943	125,071	4,833	129,904
Ounces of gold sold	26,815	10,139	22,340	59,294	82,159	141,453	-	141,453
Operating cash cost per ounce sold	$703	$1,041	$460	$669	$581	$618	$-	$618
All-in sustaining costs ($/oz sold)	$1,034	$1,225	$626	$913	$863	$884	$-	$919

(1)	Purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.
(2)	General and administration costs are net of finance and certain other income items.
(3)	Mine development excludes certain items regarded as capital growth spending.

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Q2 2017 MANAGEMENT DISCUSSION AND ANALYSIS

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning und IFRS. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Revenue from gold sales (in thousands)	$189,894	$91,689	$358,422	$171,615
Ounces sold	151,208	72,144	289,109	141,453
Average realized price per ounce sold	$1,256	$1,271	$1,240	$1,213

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs and executive severance payments, purchase price adjustments reflected in inventory, and other unusual or one-time items. Adjusted basic net earnings per share is calculated using the weighted average number of shares outstanding under the basic method of loss per share as determined under IFRS.

	Three months ended June 30		Six months ended June 30
(in thousands, except per share amounts)	2017	2016	2017	2016
Net earnings	$34,552	$10,642	$47,704	$19,758
Transaction costs	-	23	397	1,534
PPA adjustment on inventory (1)	-	-	2,630	-
Severance payments	1,078	1,149	1,078	1,150
Adjusted net earnings	$35,630	$11,814	$51,809	$22,442
Weighted average shares outstanding - basic ('000s)	209,313	115,572	206,918	110,481
Adjusted net earnings per share - basic	$0.17	$0.10	$0.25	$0.20

(1) Purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

The following is a reconciliation of EBITDA to the consolidated financial statements:

	Three months ended June 30		Six months ended June 30
(in thousands, except per share amounts)	2017	2016	2017	2016
Net earnings	$34,552	$10,642	$47,704	$19,758
Add back:
Finance costs	3,102	2,893	6,401	5,604
Depletion and depreciation	35,889	11,592	71,348	22,299
Current income tax expense	12,776	390	18,421	1,284
Deferred income tax expense	4,966	5,984	11,145	10,474
EBITDA	$91,285	$31,501	$155,019	$59,419

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Q2 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common performance measure but does not have any standardized meaning under IFRS.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. Working capital is reconciled to the amounts in the consolidated Statements of Financial Position as follows:

	As at	As at
(in thousands)	June 30, 2017	December 31, 2016
Current assets	$330,188	$289,886
Current liablities	169,165	197,579
Working capital	$161,023	$92,307

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

Kirkland Lake Gold’s management, including the CEO and CFO, have as at June 30, 2017, designed Disclosure Controls and Procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer is made known to them by others, particularly during the period in which the interim or annual filings are being prepared; and information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal Control over Financial Reporting

Kirkland Lake Gold’s management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Kirkland Lake Gold’s management, including the CEO and CFO, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed.

In accordance with National Instrument 52-109, a company may limit its certification of design of disclosures and procedures and internal control over financial reporting to exclude the controls, policies and procedures of a business that it acquired not more than 365 days before the end of the relevant financial period (i.e. not more than 365 days before June 30, 2017). The Company’s management, with the participation of the CEO and the CFO, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures at the Australian mines acquired in connection with the Newmarket Arrangement completed on November 30, 2016.

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Q2 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

There have been no changes in the Company’s internal control over financial reporting during the three and six months ended June 30, 2017, that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Management is continuing to integrate and implement its internal controls over the acquired businesses discussed above.

Management used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company’s internal controls for the three and six months ended June 30, 2017.

RISKS AND UNCERTAINTIES

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development, operations and permitting processes, including without limitation risks associated with seismic activity, rock bursts, cave-ins, flooding and other conditions which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to tailings dam, property and environmental damage; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; regulatory; tax as well as health, safety, and environmental risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2016 Annual Information Form and the Company’s MD&A for the period ended December 31, 2016 filed on SEDAR.

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of, the Company’s properties, the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, the ability to obtain the necessary permits in connection with the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to foreign mining tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

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Q2 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

INFORMATION CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. US investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION

The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Pierre Rocque, P.Eng., Vice President, Canadian Operations and Ian Holland, FAusIMM, Vice President, Australian Operations. Mr. Rocque and Mr. Holland are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

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